15


05007293

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Erciyas Biracilik ve Malt Sanayii

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 25 2005 E
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4144 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/05

~~Anadolu Efes~~ Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

Consolidated Financial Statements Together With Report of Independent Auditors December 31, 2004

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

TABLE OF CONTENTS


SEC MAIL
RECEIVED
PROCESSING
APR 11 2005
WASH. D.C.
209
SECTION

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

We have audited the accompanying consolidated balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (The Company) and its subsidiaries (together referred to as the Group) as of December 31, 2004 and the related consolidated income, changes in equity and cash flow statements for the year then ended, which are all expressed in the equivalent purchasing power of the New Turkish Lira (YTL) at December 31, 2004. We did not audit the financial statements of a jointly controlled entity and a subsidiary which statements reflect total assets and revenues constituting 4% and 3%, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the joint venture and the subsidiary are based solely upon the reports of the other auditors. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.



March 25, 2005
İstanbul, Turkey

CONSOLIDATED BALANCE SHEET
As at December 31, 2004
(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

		2004		2003
	Note	YTL	USD	YTL
ASSETS				
Current assets				
Cash and cash equivalents	4	259,278,687	193,189	133,463,501
Available for sale securities	5	893,518	666	3,872,071
Trade receivables, net	6	141,016,769	105,072	118,661,215
Due from related parties	31	36,821,497	27,436	42,841,364
Inventories, net	7	159,814,638	119,078	147,924,480
Prepayments and other current assets	8	55,280,670	41,190	45,167,177
Total current assets		653,105,779	486,631	491,929,808
Non-current assets				
Investment in associates	9	174,276,728	129,854	182,096,743
Property plant and equipment, net	10	782,600,759	583,117	800,214,099
Intangible assets, net	11	7,137,895	5,318	7,596,896
Goodwill, net	12	242,938,486	181,014	265,154,346
Investment in securities	13	22,680,618	16,899	18,760,456
Prepayments and other non-current assets	14	20,159,682	15,021	29,858,191
Deferred tax asset	27	9,108,805	6,787	7,349,472
Total non-current assets		1,258,902,973	938,010	1,311,030,203
Total assets		1,912,008,752	1,424,641	1,802,960,011
LIABILITIES AND EQUITY				
Current liabilities				
Short term borrowings	16	81,021,522	60,369	136,381,483
Current portion of long term borrowings	16	42,031,328	31,318	43,847,049
Trade and other payables	15	163,376,432	121,733	148,971,219
Due to related parties	31	10,052,843	7,490	9,185,414
Income tax payable	27	1,113,184	829	1,906,726
Provisions		334,183	249	947,054
Total current liabilities		297,929,492	221,988	341,238,945
Non-current liabilities				
Long term borrowings	16	72,470,782	53,998	125,405,884
Employee termination benefits	17	15,900,978	11,848	16,891,562
Deferred tax liability	27	35,578,888	26,510	43,445,585
Other non-current liabilities		61,024,119	45,470	62,883,882
Provisions		33,143	25	117,588
Total non-current liabilities		185,007,910	137,851	248,744,501
Minority interest		291,528,332	217,218	178,442,701
Equity				
Issued capital	18	390,034,884	290,615	390,034,884
Currency translation differences		(115,832,374)	(86,307)	(76,275,539)
Legal reserves and accumulated profits	19	863,340,508	643,276	720,774,519
Total equity		1,137,543,018	847,584	1,034,533,864
Total liabilities and equity		1,912,008,752	1,424,641	1,802,960,011

The accompanying policies and the explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2004
(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

	Note	2004		2003
		YTL	USD	YTL
Sales		**1,361,025,173**	**1,014,101**	1,184,951,032
Cost of sales	21	**(617,172,552)**	**(459,856)**	(540,274,400)
Gross profit		**743,852,621**	**554,245**	644,676,632
Distribution and selling expenses	22	**(313,935,548)**	**(233,914)**	(279,255,952)
General and administration expenses	23	**(154,881,576)**	**(115,402)**	(141,914,397)
Other operating income	26	**41,186,487**	**30,688**	2,904,254
Profit from operations		**316,221,984**	**235,617**	226,410,537
Income from associates	9	**5,295,791**	**3,946**	39,840,507
Financial income	25	**6,496,832**	**4,841**	6,729,849
Foreign exchange gain		**5,785,321**	**4,311**	24,732,688
Monetary (loss) / gain		**(2,452,859)**	**(1,828)**	27,637,015
Income before tax		**331,347,069**	**246,887**	325,350,596
Income tax	27	**(71,801,838)**	**(53,499)**	(45,879,031)
Income from ordinary activities		**259,545,231**	**193,388**	279,471,565
Minority interest		**(23,887,847)**	**(17,799)**	(18,035,193)
Net income		**235,657,384**	**175,589**	261,436,372
Earnings per share (YTL and USD)				
Basic, diluted	20	**0.0021**	**0.0015**	0.0023

The accompanying policies and the explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2004
(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

	Issued Capital		Currency Translation Differences		Legal Reserves and Accumulated Profits		Total	
	YTL	USD	YTL	USD	YTL	USD	YTL	USD
At January 1, 2003	364,033,053	271,241	(4,059,570)	(3,024)	497,582,830	370,749	857,556,313	638,966
Issue of share capital	26,001,831	19,374	-	-	(26,001,831)	(19,374)	-	-
Dividend paid	-	-	-	-	(12,242,852)	(9,122)	(12,242,852)	(9,122)
Currency translation differences								
- amount arising in the year	-	-	(69,753,637)	(51,974)	-	-	(69,753,637)	(51,974)
-to income statement on partial disposal of subsidiary	-	-	(2,462,332)	(1,835)	-	-	(2,462,332)	(1,835)
Net income for the year	-	-	-	-	261,436,372	194,797	261,436,372	194,797
At December 31, 2003	**390,034,884**	**290,615**	**(76,275,539)**	**(56,833)**	**720,774,519**	**537,050**	**1,034,533,864**	**770,832**
Dividend paid	-	-	-	-	**(93,091,395)**	**(69,363)**	**(93,091,395)**	**(69,363)**
Currency translation differences								
- amount arising in the year	-	-	**(49,801,240)**	**(37,107)**	-	-	**(49,801,240)**	**(37,107)**
- to income statement on partial disposal of subsidiary	-	-	**10,244,405**	**7,633**	-	-	**10,244,405**	**7,633**
Net income for the year	-	-	-	-	**235,657,384**	**175,589**	**235,657,384**	**175,589**
At December 31, 2004	**390,034,884**	**290,615**	**(115,832,374)**	**(86,307)**	**863,340,508**	**643,276**	**1,137,543,018**	**847,584**

The accompanying policies and the explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2004
(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

		2004		2003
	Note	YTL	USD	YTL
Cash flows from operating activities				
Net profit before income tax, minority interest and monetary gain		**333,799,928**	**248,715**	297,713,581
Adjustments for:				
Depreciation and amortization (including amortization of goodwill)	10,11,12,24	**141,566,622**	**105,481**	125,615,229
Loss on sale of fixed assets	26	**2,655,291**	**1,978**	3,261,154
Provision for employee termination benefits	17	**1,375,887**	**1,025**	4,311,437
Renunciation of debt, written as income	26	**-**	**-**	(1,711,373)
Foreign exchange loss arising on borrowings		**(1,207,911)**	**(900)**	(28,862,739)
Interest expense	25	**12,590,011**	**9,381**	15,772,754
Gain on sales of shares in investments, net	26	**(57,004,307)**	**(42,474)**	(33,877,467)
quity income of associates	9	**(5,295,791)**	**(3,946)**	(39,840,507)
Provision for litigation risk and other provisions	17	**-**	**-**	1,435,678
Reversal of unused reserve for litigation and other provision	26	**-**	**-**	(26,236,297)
Impairment loss in property, plant and equipment	26	**7,143,999**	**5,323**	171,614
Impairment loss in available for sale investments	26	**(3,310,522)**	**(2,467)**	39,927,553
Other expense / (income)		**477,088**	**355**	(2,531,398)
Operating profit before changes in operating assets and liabilities		**432,790,295**	**322,471**	355,149,219
(Increase) / decrease in trade receivables and due from related parties, net		**(36,181,297)**	**(26,959)**	(29,212,402)
(Increase) / decrease in inventories, net		**(8,175,225)**	**(6,091)**	(25,782,418)
Change in other assets and liabilities		**(28,706,759)**	**(21,389)**	(9,607,776)
Increase / (decrease) in trade payables and due to related parties, net		**52,534,201**	**39,143**	47,604,261
Taxes paid		**(77,243,749)**	**(57,554)**	(79,674,660)
Net cash provided by operating activities		**335,017,466**	**249,621**	258,476,224
Cash flows from investing activities				
Purchase of tangible assets	10	**(153,082,982)**	**(114,062)**	(120,876,275)
Proceeds from the sale of tangible assets		**6,267,293**	**4,670**	7,282,541
Purchase of intangible assets	11	**(1,883,668)**	**(1,404)**	(2,881,408)
Share premium from capital increase in subsidiaries and investment in securities		**119,075,382**	**88,723**	10,670,463
Capital increase of subsidiaries from minority shareholders		**54,541,127**	**40,639**	8,632,191
Payments to acquire minority interest		**(838,813)**	**(625)**	(1,102,363)
Dividends paid to minority shareholders		**(1,213,258)**	**(904)**	-
Acquisition of subsidiary, net of cash acquired		**(20,624,367)**	**(15,367)**	(71,984,924)
Dividends received from investment in associates		**12,470,493**	**9,292**	5,438,161
Net cash used in investing activities		**14,711,206**	**10,962**	(164,821,614)
Cash flows from financing activities				
Dividends paid	19	**(93,091,395)**	**(69,362)**	(12,242,852)
Proceeds from short-term and long-term borrowings		**111,719,281**	**83,242**	209,760,541
Repayment of short-term and long-term borrowings		**(190,806,688)**	**(142,170)**	(223,720,184)
Interest paid		**(13,595,566)**	**(10,130)**	(18,887,464)
Net cash used in financing activities		**(185,774,368)**	**(138,420)**	(45,089,959)
Net increase in cash and cash equivalents		**163,954,304**	**122,163**	48,564,651
Monetary loss on cash and cash transactions and currency translation differences		**(41,117,671)**	**(30,637)**	(33,995,423)
Cash and cash equivalents at the beginning of the year	4, 5	**137,335,572**	**102,329**	122,766,344
Cash and cash equivalents at the end of the year	4, 5	**260,172,205**	**193,855**	137,335,572

The accompanying policies and explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

1. CORPORATE INFORMATION

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation – Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange (ISE). The registered office address of the Anadolu Efes is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No:5 Bahçelievler- İstanbul.

The Group consists of the Company and its subsidiaries.

The consolidated financial statements of the Company are authorized for issue by the management on March 25, 2005. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Nature of Activities of the Company / Group

The operations of Anadolu Efes and its subsidiaries consist of production of beer under a number of trademarks and production of soft drinks under Coca-Cola trademark and production and marketing of some other local trademarks. The Group own and operate fifteen beer factories (five in Turkey and ten in other countries), three malt production facilities (two in Turkey and one in Kazakhstan) and three Coca-Cola bottling plants (in other countries). The Group has a joint control over a brewery Interbrew Efes Brewery S.A., in Romania. The Group also has minority stake over a bottling plant in Turkmenistan and a malt production facility in Russia. In addition, the Group has 33.33% shares of Coca Cola İçecek A.Ş. (CCI) that operates in production of soft drinks with Coca-Cola trademarked beverages in Turkey.

List of Subsidiaries

The subsidiaries included in consolidation and their effective shareholding percentages at December 31, 2004 and 2003 are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			2004	2003
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	**70.22**	84.96
ZAO Moscow-Efes Brewery (Efes Moscow) (1) (2)	Russia	Production and marketing of beer	**49.86**	60.32
OAO Amstar (Amstar) (1) (2)	Russia	Production of beer	**49.86**	60.32
ZAO Efes Entertainment (Efes Entertainment) (2)	Russia	Service sector	**42.38**	51.27
CJSC Efes Karaganda Brewery (Efes Karaganda) (2)	Kazakhstan	Production and marketing of beer	**70.22**	84.96
Efes Vitanta Moldova Brewery S.A. (EfesVitanta) (2)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	**67.76**	81.99
Efes Weifert Brewery d.o.o (Efes Weifert) (2)	Serbia	Production and marketing of beer	**44.13**	53.40
Efes Zajecar Brewery d.o.o (Efes Zajecar) (1) (2)	Serbia	Production and marketing of beer	**45.22**	-
Efes Commerce d.o.o Belgrade (Efes Commerce) (2)	Serbia	Production and marketing of beverages	**70.22**	84.96
Interbrew Efes Brewery S.A. (Interbrew Efes) (2) (4)	Romania	Production of beer	**35.11**	42.48
Efes Romania Industrie Si Comert S.A. (ERIC) (2)	Romania	Distribution of beer	**70.23**	84.97
Efes Productie S.R.L (Efes Productie) (2)	Romania	Distribution of beer	**79.18**	89.17
Efes Ukraine Brewery (Efes Ukraine) (1) (2)	Ukraine	Production and marketing of beer	**41.37**	43.33
Euro-Asian Brauerein Holding GMBH (Euro-Asian) (2)	Germany	Investment Company of EBI	**70.22**	84.96

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

1. CORPORATE INFORMATION (continued)

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			2004	2003
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	**100.00**	100.00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	**99.75**	99.75
Cypex Co. Ltd. (Cypex)	Cyprus	Marketing and distribution of beer	**95.00**	95.00
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (1) (3)	Turkey	Facilitating investments in soft drinks in foreign countries	**51.88**	51.88
J.V.Coca Cola Almaty Bottlers Limited Liability Partnership (Almaty CC) (1)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes Products	**45.41**	44.83
Tonus Open Joint Stock Company (Tonus) (1)	Kazakhstan	Investment company of Efes Sınai	**48.22**	46.52
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	**46.65**	46.65
Coca Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes Products	**46.69**	46.69
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of Efes Sınai	**51.88**	51.88
Rostov Beverage C.J.S.C. (Rostov) (1)	Russia	Ceased production in 2000 and leased its plant to Efes Moscow	**51.88**	51.88
Efes Sınai Dış Ticaret A.Ş.(HST) (1)	Turkey	Foreign Trade	**51.36**	-
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, Netherlands	Providing technical assistance	**99.75**	99.75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	**99.75**	99.75

(1) Please refer to Note 3 for detailed information.
(2) As discussed in Note 3, the shareholding percentage of the Company at EBI has decreased from 84.96% to 70.22%. Therefore, the Group's indirect shareholding decreased at these subsidiaries (EBI's shares are traded in London Stock Exchange since October 2004).
(3) Shares are currently traded on the ISE and the London Stock Exchange.
(4) Proportionally consolidated.

Environments and Economic Conditions of Foreign Subsidiaries

Certain countries, in which consolidated subsidiaries are operating, have undergone substantial, political and economical changes in the recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the consolidated financial statements of the Group and its subsidiaries are as follows:

Basis of Preparation

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards Committee (IASC) and Standing Interpretations Committee (SIC) interpretations approved by the IASC that remain in effect. The consolidated financial statements have been prepared on the historical cost convention.

As of December 31, 2004, the Group did not early adopt the changes in IFRS that will be effective from January 1, 2005. These changes are summarized below :

Effect of new accounting pronouncements: On December 17, 2003, revisions to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were published. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied.

On December 18, 2003, revisions were published to:

- IAS 1 "Presentation of Financial Statements,"
- IAS 2 "Inventories,"
- IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors,"
- IAS 10 "Events after the Balance Sheet Date,"
- IAS 16 "Property, Plant and Equipment,"
- IAS 17 "Leases,"
- IAS 21 "The Effects of Changes in Foreign Exchange Rates,
- IAS 24 "Related Party Disclosures,"
- IAS 27 "Consolidated and Separate Financial Statements,"
- IAS 28 "Investments in Associates,"
- IAS 31 "Interests in Joint Ventures,"
- IAS 33 "Earnings per Share," and
- IAS 40 "Investment Property."

The effective date for all revised standards is January 1, 2005. Earlier application is encouraged. The revised standards also supersede:

- SIC 1 "Consistency – Different Cost Formulas for Inventories,"
- SIC 2 "Consistency – Capitalization of Borrowing Costs,"
- SIC 3 "Elimination of Unrealised Profits and Losses on Transactions with Associates,"
- SIC 5 "Classification of Financial Instruments – Contingent Settlement Provisions,"
- SIC 6 "Costs of Modifying Existing Software,"
- SIC 11 "Foreign Exchange – Capitalisation of Losses Resulting from Severe Currency Devaluations,"
- SIC 14 "Property, Plant and Equipment – Compensation for the Impairment or Loss of Items,"
- SIC 16 "Share Capital – Reacquired Own Equity Instruments (Treasury Shares),"
- SIC 17 "Equity – Costs of an Equity Transaction,"
- SIC 18 "Consistency – Alternative Methods,"
- SIC 19 "Reporting Currency – Measurement and Presentation of Financial Statements under IAS 21 and IAS 29,"
- SIC 20 "Equity Accounting Method – Recognition of Losses,"
- SIC 23 "Property, Plant and Equipment – Major Inspection or Overhaul Costs,"
- SIC 24 "Earnings Per Share – Financial Instruments that May Be Settled in Shares,"
- SIC 30 "Reporting Currency – Translation from Measurement Currency to Presentation Currency," and
- SIC 33 "Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interest."

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 2 "Share-based Payment" (also replacing certain disclosure requirements in IAS 19 "Employee Benefits") was published on February 19, 2004. IFRS 2 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. On March 31, 2004, IFRS 3 "Business Combinations" (superseding IAS 22 "Business Combinations"), IFRS 4 "Insurance Contracts" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" (superseding IAS 35 "Discontinuing Operations") were published. Revisions to IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets", in both cases related to IFRS 3, were also published on March 31, 2004. Generally, IFRS 3 became effective for business combinations agreed to on or after March 31, 2004. Special transitional provisions apply to previously recognized goodwill, negative goodwill, intangible assets, and equity accounted investments.. IFRS 5 must be applied prospectively for annual periods beginning on or after January 1, 2005. Earlier application is permitted if sufficient information is available. The effective date of the revisions to IAS 36 and IAS 38 is April 1, 2004 (or date of adoption of IFRS 3 for intangible assets acquired in a business combination).

The Company's future adoption of IFRS 5 and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27, the Company will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the consolidated balance sheet but as a separate component within shareholders' equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the consolidated statement of income but as a disclosure on the face of the consolidated statement of income of the allocation of profit or loss for the period. The Company does not own assets of the type regulated by IAS 40. The Company is evaluating what effects, if any, IFRS 2 will have on its consolidated financial statements. Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involves, among other things, that goodwill will no longer be amortized but tested for impairment at least annually and that the minority interest should include minority shareholders' part of the fair value of assets acquired and liabilities assumed. The Company will account for all acquisitions post March 31, 2004, as per IFRS 3 in its consolidated financial statements.

The Company and the subsidiaries, which are incorporated in Turkey, maintain their books of account and prepare their statutory financial statements ("Statutory Financial Statements") in accordance with the Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the regulations of the countries in which they operate. The consolidated financial statements have been prepared from statutory financial statements of the Company and its subsidiaries and presented in accordance with IFRS in Turkish Lira (TL) with adjustments and certain reclassifications for the purpose of fair presentation in accordance with IFRS. Such adjustments mainly comprise effects of restatement for the changes in the general purchasing power of respective local currencies, accounting for consolidated financial instruments in accordance with IAS 39 and deferred taxation. In December 2000, ERIC and Efes Productie were placed in liquidation and as a result changed their basis of accounting, from going-concern basis to the liquidation basis.

Convenience Translation of Consolidated Financial Statements to U.S. Dollars

U.S. dollars (USD) amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from New Turkish Lira (YTL), as a matter of arithmetic computation only, at the official New Turkish Lira (YTL) exchange rate ("Official Exchange Rate") for purchases of United Stated Dollar (USD) announced by the Central Bank of the Republic of Turkey on December 31, 2004 of YTL 1.3421 YTL (full) = USD 1.00. Such translation should not be construed as a representation that the YTL amounts have been or could be converted into USD at this or any other rate.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications on 2003 Consolidated Financial Statements

The Group has made certain reclassifications between short-term trade and other payables and other long-term liabilities amounting to YTL 42,297,105 for the deposit liabilities in the consolidated financial statements as of December 31, 2003 to be consistent with current period presentation.

Measurement Currency, Reporting Currency and Translation Methodology

a. Measurement Currency, Reporting Currency and Translation Methodology for the Company and Its Subsidiaries which operate in Turkey:

As a result of a long period of high inflation, the Turkish Lira (TL) has ended up in large denominations, creating difficulty in expressing and recording transactions. A new law was enacted on January 31, 2004 to introduce Yeni Türk Lirası (New Turkish Lira, YTL) the new currency unit of the Turkish Republic of Turkey. Conversion rate for TL against YTL is fixed at YTL 1 to 1,000,000 throughout the period until complete phase-out of TL. Accordingly the Company's measurement and presentation currency as of December 31, 2004 is YTL and comparative figures for the prior year(s) have also been presented in YTL, using the conversion rate of TL 1,000,000 = YTL 1.00.

Measurement currency of the Company and its subsidiaries, which operate in Turkey, is New Turkish Lira (YTL). The restatement for the changes in the general purchasing power of YTL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%, which has been valid in Turkey in the years covered by the consolidated financial statements. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. The cumulative inflation rate, covering last three years, which is determined on the basis of Wholesale Price index determined by State Institute of Statistics is %69.7 (2003 - %181.1). Such index and conversion factors as of the end of the three year, period ended December 31, 2004 are given below :

Dates	Index	Conversion Factors
December 31, 2001	4,952	1.697
December 31, 2002	6,479	1.297
December 31, 2003	7,382	1.138
December 31, 2004	8,404	1.000

The main guidelines for the above-mentioned restatement are as follows:

- the financial statements of prior years, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of those years, are restated in their entirety to the measuring unit current at December 31, 2004.

- monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2004 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of shareholders' equity except for the revaluation surplus, which is eliminated, are restated by applying the relevant conversion factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- the effect of general inflation on the net monetary position is included in the income statement as monetary gain/(loss).

- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortization, gain or loss on disposal of fixed assets (which have been calculated based on the restated gross book values and accumulated depreciation/amortization).

Restatement of balance sheet and income statement items through the use of general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets.

b. Measurement and Reporting Currencies of Foreign Subsidiaries:

Subsidiary	Local Currency	2004 Measurement Currency	2003 Measurement Currency
EBI	EURO	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
ERIC	Romanian Lei (ROL)	ROL	ROL
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Efes Productie	ROL	ROL	ROL
Interbrew Efes	ROL	EURO	EURO
Efes Sınai	YTL	USD	USD
Azerbaijan CC	Manat	USD	USD
Kuban	RUR	USD	USD
Almaty CC	KZT	USD	USD
Bishkek CC	Som	USD	USD
Rostov	RUR	USD	USD
ACCB	KZT	USD	USD
Efes Holland	EURO	USD	USD
Tonus	KZT	USD	USD
Efes Ukraine, Euro Asien, OAO Amstar, Efes Commerce d.o.o Belgrade, Efes Weifert Brewery d.o.o, Efes Zajecar, Efes Vitanta Moldova Brewery S.A.	Various	Various	Various

Because of the international nature of the foreign subsidiaries' activities and the fact that some foreign subsidiaries transact more of their business in USD or EURO than in any other currency, those foreign subsidiaries have adopted USD or EURO as their measurement currencies.

The majority of foreign consolidated subsidiaries are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries drawn up to December 31 each year.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The consolidated financial statements of the Group include Anadolu Efes and the subsidiaries, which it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The purchase method of accounting is used for acquired business. Subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

The investment is ceased at ACCB, therefore the Group Management discontinued to consolidate ACCB's financial statements to the Group's financial statements as of December 31, 2003. The liquidation process of ACCB started on March 26, 2004 with an official announcement of the liquidation, and therefore ACCB is carried at cost. In addition, as Kuban is a dormant company as of December 31, 2004 and 2003, the Group Management discontinued to consolidate Kuban's financials to the Group's financial statements as of December 31, 2003 (Note 13).

Investment in Associates

The Group's investments in associates are accounted for under the equity method of accounting. There are entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below.

Investment in Joint Venture

Interests in Joint Venture Investment are recognized by including the accounts using the proportionate consolidation basis, i.e. by including in the accounts under the appropriate financial statements headings of the Company's proportion of the joint venture revenue, costs, assets and liabilities. An assessment of interests in joint ventures is made when there are indications that the assets have been impaired or the impairment losses recognized in prior years no longer exist.

Available for Sale Securities

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment.

After initial recognition, investments which are classified as available-for-sale, are measured at fair value. Gains or losses on available-for-sale investments are recognized in income statement. For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments classified as available-for-sale investments, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment. Non-monetary assets are carried at cost, translated into the respective measurement currencies using the exchange rate at the date of the transaction (historical rate).

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or to sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Use of Estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in income statement in the periods in which they become known.

Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

Trade and Other Receivables

Trade receivables, which generally have 5-90 day terms, are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost or FIFO (used by subsidiaries of EBI). For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Plant, machinery and equipment	4-15 years
Office equipment	4-15 years
Infrastructure	5-40 years
Leasehold improvements	5 years or the life of the rent agreement
Furniture, fixtures and vehicles	3-15 years
Returnable bottles	5 years
Other tangible assets	2-14 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Company and its subsidiaries, which operate in Turkey, account for returnable bottles in tangible assets. The foreign subsidiaries account for returnable bottles and other containers in inventory. Deposit liabilities relating to such returnable bottles are reflected in liabilities. The Company and its subsidiaries sell their products also in non-returnable bottles. For such sales, there is no deposit obligation of the Company and its subsidiaries.

Leases

The Group as Lessee

Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group as Lessor

Operating Lease

The Group presents assets subject to operating leases in the balance sheets according to the nature of the asset. Lease income from operating leases is recognized in income on a straight- line basis over the lease term. Initial direct costs incurred specifically to earn revenues from an operating lease are recognized as an expense in the income statement in the period in which they are incurred.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Goodwill arose from the acquisitions before March 31, 2004 is amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years and also reviewed for impairment when events and changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

Negative goodwill arises where the fair value of assets acquired exceeds the cost of the acquisition. Negative goodwill is amortized on a straight-line basis over its useful economic life between 5-10 years.

At the acquisitions the Group has applied IAS 22 -Accounting for Business Combinations, "allowed alternative treatment" which states that the identifiable assets and liabilities recognized should be measured at their fair values as at the date of acquisition. Any minority interest should be stated at the minority's proportion of the fair values of the identifiable assets and liabilities recognized. In accordance with IFRS 3, Group does not amortize the goodwill arising from the business combinations after March 31, 2004, such goodwill is reviewed and adjusted for impairment where it is considered necessary.

Research and Development Cost

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortized over the period of expected future sales from the related project.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Rendering of Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

Interest

Revenue is recognized as the interest accrues.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement of the associated period, as foreign currency loss and gain.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation rates used by the Group's subsidiaries in Turkey as of respective year-ends are as follows:

Dates	USD / TL (full)	EUR/TL (full)
December 31, 2002	1.634501	1.703477
December 31, 2003	1.395835	1.745072
December 31, 2004	1.342100	1.826800

The assets and liabilities of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries are also translated at year-end exchange rates, which is considered as a proxy to restate such income statement amounts at year-end purchasing power of YTL. Differences resulting from the deviation between the inflation rate and the appreciation of foreign currencies against the Turkish Lira related to equity accounts of consolidated subsidiaries were taken to equity as "Currency Translation Differences".

On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction, and restated thereafter.

Employee Termination Benefits

In the consolidated financial statements the Group has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed only, unless the possibility of an outflow of resources embodying economic benefits is probable.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Geographical and business segments

For management purposes, the Group is organized into two major geographical areas. These areas are the basis upon which the group reports its primary segment information. Business segment is presented as secondary segment. Financial information on geographical and business segments are presented in Note 34.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

3. CHANGES IN GROUP'S ORGANIZATION

The Group's effective shareholding at Tonus increased as Efes Sınai acquired 3.28% of the shares of Tonus for YTL 26,842, which resulted in a negative goodwill amounting to YTL 56,368, which is written off and recognized in "Other operating income" in the consolidated income statement.

On May 17, 2004, The Group acquired 100% shares of HST, which is operating in Tuzla Free Trade Zone, for an amount of YTL 10,737 and as a result of this transaction, goodwill amounting to YTL 8,052 is reflected in the consolidated financial statements. In October 2004, the name of HST is changed to Efes Sınai Dış Ticaret A.Ş.

Efes Sınai's effective shareholding at Almaty CC has increased as Efes Invest Holland purchased 0.93% of shares in Almaty CC from a third party for YTL 417,393. With respect to this transaction, YTL 153,000 of goodwill is reflected in the financial statements.

In April 2004, EBI entered into an agreement to acquire 13% of the share capital of Efes Ukraine for a cash consideration of YTL 433,499. In addition, in April 2004, Efes Ukraine increased its share capital by YTL 13,233,106 where the cash contributions of EBI and the minority shareholders were YTL 6,742,711 and YTL 6,490,395 respectively. As a result of above transactions the effective shareholding of the Group in Efes Ukraine has decreased to 58.91% and the Group has recognised a gain on sales of participation of YTL 630,787 in 'Other Income / (Loss) from Operations' in the consolidated income statement.

In September 2004, EBI acquired 64.40% of the share capital of a brewery in Zajecar, Serbia through a public bidding process for YTL 20,708,603. The excess of the acquisition costs over the fair values of the net assets acquired was YTL 6,730,632 and has been recognised as goodwill in the consolidated financial statements.

Detailed information about the acquisitions realized in 2004 is as follows :

	2004
Cash paid	**21,142,103**
Fair value of net assets acquired	**(14,411,471)**
Goodwill	**6,730,632**
Other goodwill	**161,052**
Total additions to goodwill - 2004 (Note 12)	**6,891,684**

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

3. CHANGES IN GROUP'S ORGANIZATION (continued)

Net asset market values of EBI's subsidiaries bought in the year are as follows:

Cash and cash equivalents	**87,237**
Trade receivables	**1,551,468**
Inventories-net	**3,714,933**
Other current assets	**543,551**
Investments	**1,342**
Property, plant and equipment-net	**22,054,729**
Deferred tax assets	**284,525**
Trade and other payables	**(2,105,755)**
Short-term loans	**(449,604)**
Long-term loans	**(1,044,154)**
Other current liabilities	**(2,221,176)**
Other long-term liabilities	**(712,655)**
Fair value of net assets	**21,704,441**
Net assets acquired by the Group	**13,977,972**
Minority shares (13%) of Efes Ukraine acquired	**433,499**
Fair value of net assets acquired	**14,411,471**
Total purchase consideration in cash	**21,142,103**
Net cash received from acquired subsidiary	**(87,237)**
Net cash outflow	**21,054,866**

Detailed information about the acquisitions realized in 2003 is as follows :

	2003
Cash paid	70,092,515
Fair value of the shares of Efes Moscow given at the acquisition of Amstar shares	59,956,975
Total purchase consideration	130,049,490
Fair value of net assets acquired	(49,116,834)
Total additions to goodwill - 2003	80,932,656

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

3. CHANGES IN GROUP'S ORGANIZATION (continued)

Cash and cash equivalents	9,292,700
Trade receivables	5,380,479
Inventories-net	9,239,016
Other current assets	1,680,309
Investments	314,052
Property, plant and equipment-net	52,383,505
Intangible assets-net	159,710
Deferred tax assets	609,313
Other non-current asset	60,395
Trade and other payables	(4,716,139)
Short-term loans	(6,770,895)
Current portion of Long-term borrowings	(603,945)
Long-term loans	(11,999,716)
Deferred tax liability	(1,347,468)
Other current liabilities	(11,315,245)
Fair value of net assets	42,366,071
Net assets acquired by the Group	37,339,906
Minority shares (6.5%) of Efes Moscow acquired	11,776,928
Fair value of net assets acquired	49,116,834
Total purchase consideration in cash	70,092,515
Net cash acquired with subsidiary	(9,292,700)
Net cash outflow	60,799,815

In October 2004, the articles of association of EBI were amended, whereby each share issued before the amendment of the articles of association with a par value of EUR 100 was split in one hundred shares with a par value of EUR 1. Consequently, the number of shares increased from 1,223,238 shares to 122,323,800 shares, which also raises Anadolu Efes's shares from 1,039,263 to 103,926,300.

Following the resolution in May 2004, the Board of Directors of EBI decided to increase the share capital from 122,323,800 EUR to 148,000,000 EUR by limiting current shareholders' pre-emptive rights while subject capital increase will float on London Stock Exchange. In October 2004, EBI's 38,287,250 shares having a nominal value of 1 EUR and 3,482,815 shares under additional sales rights went to float on London Stock Exchange in the form of GDR's representing an interest in five shares. With respect to going public, 25,676,200 shares each having a nominal value of 1 EUR were added and registered to EBI's capital of 122,323,800, making up a total of 148,000,000 shares. The company was not involved in sales of stock while going to public. Instead, some of the current shares of EBI's other shareholders' went to public. After this increase, the Company's partnership ratio declined to 70.22%. As a result of this process, YTL 56,373,520 was reflected as an income item in the other expenses/income part of the consolidated financial statements (Note 26).

The public offering decision of CCI, accepted by the general assembly held on May 14, 2004 is postponed with the management decision dated November 7, 2004.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

4. CASH AND CASH EQUIVALENTS

	2004	2003
Cash on hand	**159,963**	171,816
Bank accounts (including short-term time deposits)	**258,641,769**	133,221,595
Other	**476,955**	70,090
	259,278,687	133,463,501

As of December 31, 2004 loans utilized by Efes Ukraine of YTL 4,375,246, by Efes Karaganda of YTL 3,690,775 and by Rostov of YTL 10,158,355 are secured with the same amount of cash at banks by EBI (2003 - YTL 27,815,769).

5. AVAILABLE FOR SALE SECURITIES

	2004	2003
Anadolu Grubu (A) type investment fund	**893,518**	846,008
Government bonds	-	3,026,063
	893,518	3,872,071

Anadolu Grubu (A) type investment fund was issued by Alternatifbank A.Ş. and is valued at its market value at balance sheet date. As of December 31, 2003, government bonds are valued at their fair value on the closing price on Istanbul Stock Exchange.

6. TRADE RECEIVABLES

	2004	2003
Accounts receivable	**144,440,501**	120,253,254
Notes receivable and post-dated cheques	**8,790,505**	13,627,553
Less: provision for doubtful accounts, net	**(12,321,056)**	(15,734,516)
Others	**106,819**	514,924
	141,016,769	118,661,215

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

7. INVENTORIES

	2004	2003
Finished goods	**19,277,530**	18,209,973
Work-in-process	**28,324,973**	26,319,241
Raw materials	**71,340,671**	69,517,386
Merchandise	**2,328,094**	3,198,981
Supplies	**4,482,124**	2,427,646
Bottles and cases	**32,339,242**	19,563,507
Less: reserve for obsolescence, net	**(14,473,208)**	(13,960,598)
Others	**16,195,212**	22,648,344
	159,814,638	147,924,480

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	2004	2003
Value Added Tax (VAT) deductible and VAT to be transferred	**12,251,949**	10,247,952
Prepaid expenses	**10,719,101**	10,511,044
Prepaid tax	**13,935,238**	5,410,093
Advances given to suppliers	**12,042,663**	9,603,877
Others	**6,331,719**	9,394,211
	55,280,670	45,167,177

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

9. INVESTMENTS IN ASSOCIATES

The following is a list of the investments in associates:

			2004			2003		
Entity	Principle Activities	Country of business	**Carrying Value**	**Ownership Interest (%)**	**Group's share of income /(loss)**	Carrying Value	Ownership Interest (%)	Group's share of income /(loss)
Coca-Cola İçecek A.Ş. (CCI)	Production of soft drinks order Coca-Cola trademark in Turkey	Turkey	**171,215,093**	**33.33**	**5,744,053**	177,941,460	33.33	40,177,379
Turkmenistan CC	Importing, bottling, distribution and selling of Coca-Cola products	Turkmenistan	**3,061,635**	**17.25**	**(448,262)**	4,155,283	17.25	(336,872)
			174,276,728		**5,295,791**	182,096,743		39,840,507

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

10. PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Motor Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	2004 Total	2003 Total
Cost										
At January 1, 2004	**44,033,728**	**409,202,359**	**1,020,621,655**	**54,319,899**	**297,143,830**	**14,240,087**	**5,983,991**	**8,274,503**	**1,853,820,052**	**1,784,314,962**
Reclassifications	(4,491)	(1,557)	(3,561)	(140,744)	7,311	498,532	(43)	(355,447)	-	-
Additions	601,892	1,501,132	12,357,506	2,709,879	37,512,486	7,598,426	35,113	90,766,549	153,082,983	120,876,275
Disposals	(1,366,906)	(6,305,753)	(10,840,462)	(5,420,448)	(6,607,007)	(377,130)	(15,213)	(33,553)	(30,966,472)	(24,705,840)
Additions through acquisition of subsidiaries	-	13,721,630	22,650,622	2,478,859	1,240,100	-	-	3,034,488	43,125,699	92,471,829
Currency translation difference	(1,753,435)	(20,245,574)	(38,969,447)	(3,156,727)	(4,822,487)	(1,132,192)	(184,159)	(2,267,281)	(72,531,302)	(119,031,481)
Transfer	4,729,440	10,352,409	66,272,176	2,266,443	477,648	139,578	-	(84,551,113)	(313,419)	(105,694)
December 31, 2004	**46,240,228**	**408,224,646**	**1,072,088,489**	**53,057,161**	**324,951,881**	**20,967,301**	**5,819,689**	**14,868,146**	**1,946,217,541**	**1,853,820,051**
Accumulated Depreciation and Impairment Losses										
At January 1,	17,656,110	165,252,890	622,424,139	38,123,088	200,850,354	6,432,282	2,867,090	-	**1,053,605,953**	**950,310,884**
Reclassifications	(86)	968	(1,511)	(139,677)	(245,887)	386,574	(381)	-	-	-
Depreciation for the year	1,065,251	10,493,036	64,441,843	4,487,653	39,311,023	1,896,387	948,136	-	**122,643,329**	**109,589,005**
Disposals	(479,838)	(1,699,016)	(9,437,666)	(4,467,180)	(5,706,277)	(253,657)	(254)	-	**(22,043,888)**	**(14,162,146)**
Additions through acquisition of subsidiaries	-	7,181,577	11,884,296	1,579,652	425,446	-	-	-	**21,070,971**	**30,449,655**
Currency translation difference	(499,459)	(3,574,603)	(9,175,997)	(2,119,243)	(2,701,647)	(732,345)	(288)	-	**(18,803,582)**	**(22,753,060)**
Impairment	720,708	1,719,230	-	4,079,984	-	624,077	-	-	**7,143,999**	**171,614**
December 31, 2004	18,462,686	179,374,082	680,135,104	41,544,277	231,933,012	8,353,318	3,814,303	-	**1,163,616,782**	**1,053,605,952**
Net book value									**782,600,759**	**800,214,099**

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

10. PROPERTY, PLANT AND EQUIPMENT (continued)

1) Pledged Assets (Related with foreign subsidiaries)

For short-term and long-term borrowings of the Group, as of December 31, 2004, property, plant and equipment of the Group amounting to YTL 5,792,504 are pledged as security. (2003 - YTL 38,055,406) (Note 16).

As of December 31, 2004, certain items of property, plant and equipment with a total net book value of YTL 3,943,090 were pledged as security for the supply of concentrate agreement with Varoise de Concentres S.A., a related party of Efes Sınai (2003 – YTL 5,463,046).

2) Equipment under finance lease

The cost of the fixed assets obtained by finance lease as of December 31,2004 and 2003 are YTL 39,429,266 and YTL 44,245,545 respectively and net book values are YTL 2,720,495 and YTL 13,337,920 respectively (Note 29).

3) Borrowing costs

Property, plant and equipment include borrowing costs in connection with the construction of certain assets of the Group. The gross amounts of borrowing costs capitalized as property, plant and equipment amounted to YTL 26,842 and YTL 932,754 as of December 31, 2004 and 2003, respectively were calculated over the long-term borrowings by taking their interest rates into account.

4) Impairment losses

For the period ended December 31, 2004, an impairment loss of YTL 6,891,493 was recognized in "Other operating income / (expense)" in the consolidated income statement.

EBI and the minority shareholders of Efes Ukraine entered into negotiations with prospective buyers related with the sale of all shares of Efes Ukraine. Considering the price range on the negotiations and the operational expenses to be incurred by Efes Ukraine until the transfer of shares, a loss on sale of participation of YTL 5,905,240 is estimated. Consequently, the recoverable amount is estimated to be YTL 5,905,240 lower and has been recognized in the financial statements as an impairment of property, plant and equipment.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

11. OTHER INTANGIBLE ASSETS

Cost	Rights	Other	Total
January 1	10,931,028	5,185,056	**16,116,084**
Additions	658,762	1,224,906	**1,883,668**
Currency translation difference	(234,568)	(397,037)	**(631,605)**
Transfers	313,418	-	**313,418**
December 31, 2004	11,668,640	6,012,925	**17,681,565**
Accumulated Amortization			
January 1	7,703,253	815,933	**8,519,186**
Amortization for the current year	718,313	1,437,403	**2,155,716**
Currency translation difference	(39,752)	(91,480)	**(131,232)**
December 31, 2004	8,381,814	2,161,856	**10,543,670**
Net carrying amount 2004	3,286,826	3,851,069	**7,137,895**
December 31, 2004			
Cost	10,931,028	5,185,056	**16,116,084**
Accumulated amortization	7,703,253	815,935	**8,519,188**
Net carrying amount 2003	3,227,775	4,369,121	**7,596,896**

12. GOODWILL

Cost	
January 1	**376,105,295**
Additions	**6,891,684**
Currency translation difference	**(14,139,083)**
December 31 , 2004	**368,857,896**
Accumulated Amortization	
January 1	**110,950,949**
Amortization for the current year	**16,767,577**
Currency translation difference	**(1,799,116)**
December 31, 2004	**125,919,410**
Net carrying amount 2004	**242,938,486**
December 31 , 2003	
Cost	376,105,295
Accumulated amortization	110,950,949
Net carrying amount 2003	**265,154,346**

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

13. INVESTMENTS IN SECURITIES

	Participation Percentage (%)		Participation Amount	
	2004	2003	**2004**	2003
Alternatifbank (*)	**7.46**	7.46	**15,902,968**	12,592,420
ZAO Mutena Maltery (Mutena Maltery) (**)	**16.66**	18.29	**4,945,707**	4,246,002
ACCB (***)	**51.88**	51.88	**738,155**	873,960
Kuban (***)	**51.88**	51.88	**503,288**	595,882
Others	-	-	**1,112,559**	1,154,539
Less: Impairment provision for ACCB and Kuban (***)	-	-	**(522,059)**	(702,347)
Investments available for sale (non-current)			**22,680,618**	18,760,456

(*) Available for sale investments (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be realiably measured by alternative valuation methods. Shares of Alternatifbank are traded on the İstanbul Stock Exchange, and the Group carried the shares of Alternatifbank at fair value based on the average of the weighted average prices in the last five days on the İstanbul Stock Exchange prior to December 31, 2004. As a result of this transaction the Group recognized a valuation income amounting to YTL 3,310,522 in the consolidated income statement as "Other operational income/loss" in 2004.

(**) Since the Company's effective shareholding in EBI decreased from 84.96% to 70.22% (refer to Note 3), the Group's indirect participation percentage in this investment is also decreased.

(***) The liquidation process of ACCB started with the official liquidation announcement in March 26, 2004.

14. PREPAYMENTS AND OTHER NON-CURRENT ASSETS

	2004	2003
Deferred VAT and other taxes	**6,809,055**	18,592,088
Prepaid expenses	**4,684,141**	6,231,526
Prepayments for finance lease	**-**	2,412,924
Others	**8,666,486**	2,621,653
	20,159,682	29,858,191

15. TRADE AND OTHER PAYABLES

	2004	2003
Trade payables, net	**80,393,137**	68,358,730
Payable to personnel	**1,908,905**	7,552,333
Taxes other than on income	**61,766,022**	54,939,825
Commissions and other accruals	**4,094,246**	3,081,599
Advances taken	**2,001,227**	2,770,805
Other payables	**13,212,895**	12,267,927
	163,376,432	148,971,219

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

16. BORROWINGS

	2004	2003
Current		
Bank borrowings (including current portion of long-term borrowings)	**122,630,088**	179,549,231
Finance lease liabilities	**422,762**	679,301
	123,052,850	180,228,532
Non-current		
Bank borrowings	**71,017,293**	123,496,320
Finance lease liabilities	**1,453,489**	1,909,564
	72,470,782	125,405,884
Total borrowings	**195,523,632**	305,634,416

As of December 31, 2004, YTL 81,446,000 (2003 – YTL 127,003,974) of the total borrowings are secured with the followings :

In addition, related with foreign subsidiaries :

- Certain fixed assets amounting to YTL 5,792,504,
- Cash collaterals amounting to YTL 8,066,021,
- 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand, Efes Moscow's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's property; all Efes Moscow's shares held by EBI,
- Inventory amounting to YTL 887,128,

According to the agreement made with EBRD, Efes Moscow's profit distribution to EBI, which is in the position of its shareholder, is dependent on EBRD's approval.

The effective interest rates at the balance sheet date were as follows:

	2004	2003
Bank loans		
Non-current		
USD and Euro denominated borrowings	**4%-Libor+(2.35%-3.75%)**	4%-Libor+(2.35%-4.1%)
Current		
USD and Euro denominated borrowings	**Libor + (0.5%-4.1%)**	Libor + (0.5%-4.1%)
Other currency denominated borrowings	**1.0%-6.25%**	1.0%-8.0%
Finance lease liabilities	**8.0%-18.0%**	13.0%-18.0%
Bank loans	**6.0%-8.3%**	6.0%-8.3%

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

16. BORROWINGS (continued)

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	2004	2003
2004	-	43,167,748
2005	**41,608,567**	45,008,338
2006	**23,931,760**	27,820,537
2007	**26,814,447**	27,756,976
Thereafter	**20,271,085**	22,910,470
	112,625,859	166,664,069

Future minimum lease payments for the above finance leases are as follows:

	2004	2003
Next one year	**880,721**	918,488
1 year through 5 years	**1,733,378**	2,396,811
After 5 years	-	1,519,694
Total minimum lease obligations	**2,614,099**	4,834,993
Net minimum obligations	**2,614,099**	4,834,993
Interest	**(737,848)**	(2,246,128)
Present value of minimum obligations	**1,876,251**	2,588,865

17. EMPLOYEE TERMINATION BENEFITS

In accordance with existing social legislation, the Company and its subsidiaries incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 1.575 and YTL 1.394 at December 31, 2004 and December 31, 2003 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of December 31, 2004 and December 31, 2003, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

17. EMPLOYEE TERMINATION BENEFITS (continued)

Movements in the employee benefits obligation recognized in the consolidated financial statements are as follows:

	2004	2003
Beginning balance	**16,891,562**	19,970,208
Payments	**(332,831)**	(5,018,451)
Interest cost	**2,696,724**	3,202,181
Net provision for the year	**(1,320,837)**	1,109,256
Monetary gain	**(2,033,640)**	(2,371,632)
Employee benefits obligation as of December 31	**15,900,978**	16,891,562

The principal assumptions used at the balance sheet dates are as follows:

	2004	2003
Discount rate	**16%**	25%
Expected rates of salary/limit increases	**10%**	18%

18. ISSUED CAPITAL

	2004	2003
(Based on historical value) nominal common share 0.01 YTL, nominal value		
Authorized capital ceiling	**200,000,000**	200,000,000
Issued capital	**112,876,818**	112,876,818

Movement of issued capital on amount (historical) and quantity basis is as follows:

	2004		2003	
	Amount	**YTL**	Amount	YTL
At January 1,	**112,876,818,000**	**112,876,818**	50,167,475,000	50,167,475
Share capital increase				
- from prior year income	-	-	25,588,570,000	25,588,570
- from revaluation fund	-	-	37,120,773,000	37,120,773
December 31,	**112,876,818,000**	**112,876,818**	112,876,818,000	112,876,818

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

18. ISSUED CAPITAL (continued)

As of December 31, 2004 and 2003, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	December 31, 2004		December 31, 2003	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**33,600,943**	**29.77**	33,600,943	29.77
Anadolu Endüstri Holding A.Ş. (AEH)	**8,852,541**	**7.84**	8,852,541	7.84
Özilhan A.Ş.	**19,533,077**	**17.30**	19,533,077	17.30
Publicly traded and other	**50,890,257**	**45.09**	50,890,257	45.09
Share capital on historical basis	**112,876,818**	**100.00**	112,876,818	100.00
Restatement effect	**277,158,066**		277,158,066	
	390,034,884		390,034,884	

Share capital in the consolidated balance sheet represents cash contributions to share capital restated in year-end equivalent purchasing power.

As of December 31, 2004 and 2003, there is not a privileged share representing the capital.

According to main agreement, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit.

19. LEGAL RESERVES AND ACCUMULATED PROFITS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the restated profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital. The first and second legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to absorb losses in the event that the extraordinary reserve is exhausted.

As of December 31, 2004, restated values of statutory historical issued capital, legal reserves and extraordinary reserves, which are included in equity and their restatement differences, are as follows:

	Historical Amount	Equity Restatement Differences	Restated Amount
Issued capital	112,876,818	277,158,066	390,034,884
Legal reserves	17,845,768	106,214,492	124,060,260
Extraordinary reserves	31,977,610	30,301,251	62,278,861
	162,700,196	**413,673,809**	**576,374,005**

Based on the CMB communiqué XI-25 ,which is about the 'Accounting Standards in Capital Board', beginning from the 2003 year profit, net profit in the financial statements prepared in accordance with the IFRS will be taken as base for profit distribution.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

19. LEGAL RESERVES AND ACCUMULATED PROFITS (continued)

Public companies in Turkey make profit distributions in accordance with the regulations of Capital Market Board (CMB) of Turkey as described below :

Based on the CMB communiqué XI-25 part fifteen article 399, the amount included in "Prior Year Losses" account resulting from the first application of inflation accounting should be considered as a deduction during the identification of the profit to be distributed based on the inflation adjusted financial statements. Accordingly, the amount followed under "Prior Year Losses" account, may be offset against period income and retained earnings if exists, and the remaining losses against extraordinary reserves, legal reserves and reserves resulted from inflation adjustment of equity accounts, respectively.

From the 2004 financial statements prepared in accordance with Communique XI-25 or IFRS, there is a requirement to distribute minimum 30% of the distributable profit, if any, a dividend (2003 - 20%). Based on the General Assembly's decision of the Company, its subsidiaries, joint ventures and participations, this appropriation may be on cash basis or through the distribution of free shares not less than 30% of the distributable profit, or may be distributed both as cash and free shares. For the accounting period ending by December 31,2004 , all of the amount which will be calculated according to the regulations associated with the CMB's minimum profit distribution necessity has to be provided from the distributable profit existing in the financial statements prepared according to Tax Law, over the net distributable profit calculated from the financial statements prepared according to the CMB communiqué XI-25.

Dividends

Cash dividends declared and authorized in 2004 and 2003 are as follows:

	2004	2003
Common shares		
Dividends : 2004 : 0.0008 YTL per share	**88,099,545**	11,741,952

In addition, the Company distributed dividend amounting to YTL 4,991,850 and YTL 500,900 to the members of the Board of Directors and founders of the Company in 2004 and 2003, respectively.

20.. EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Following table illustrates the profit and share figures used in EPS calculation:

	2004	2003
Net profit subject to EPS calculation (YTL)	**0.0021**	0.0023

	2004	2003
Weighted average number of ordinary shares	**112,876,818,000**	112,876,818,000

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

21. COST OF SALES

	2004	2003
Net change in inventory	**440,551,194**	371,635,258
Depreciation on property, plant, equipment and amortization of intangibles	**64,226,320**	61,007,933
Personnel expenses	**44,104,523**	38,532,885
Provision for retirement pay liability	**574,410**	1,588,026
Other expenses	**67,716,105**	67,510,298
	617,172,552	540,274,400

22. DISTRIBUTION AND SELLING EXPENSES

	2004	2003
Advertising and marketing expenses	**145,543,635**	134,641,785
Personnel expenses	**53,884,127**	50,978,238
Depreciation on property, plant and equipment , and amortization of intangibles	**48,590,450**	38,553,394
Transportation expenses	**32,872,323**	25,363,631
Utilities and communication expenses	**4,356,514**	4,604,628
Repair and maintenance expenses	**3,568,336**	3,379,943
Obsolete inventory provision expenses, net	**2,669,437**	2,857,016
Provision for retirement pay liability	**118,598**	1,876,625
Rent expenses	**1,184,582**	747,213
Inventory, packaging and loading expenses	**257,724**	278,949
Other expenses	**20,889,822**	15,974,530
	313,935,548	279,255,952

23. GENERAL AND ADMINISTRATION EXPENSES

	2004	2003
Personnel expenses	**56,630,515**	49,545,395
Services received from third parties	**16,172,431**	16,205,958
Amortization of goodwill	**16,767,577**	14,933,032
Depreciation on property, plant and equipment, and amortization of intangibles	**11,937,096**	11,106,501
Tax (other on income) expenses	**10,233,134**	9,974,437
Utilities and communication expenses	**4,290,523**	5,032,392
Consulting, auditing and legal consulting expenses	**12,750,730**	4,853,804
Insurance expenses	**3,484,540**	3,466,999
Repair and maintenance expenses	**3,440,657**	2,416,375
Meeting and travel expenses	**1,999,799**	2,247,108
Provision for vacation pay liability	**509,298**	948,611
Provision for retirement pay liability	**682,879**	791,084
Other expenses	**15,982,397**	20,392,701
	154,881,576	141,914,397

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

23. GENERAL AND ADMINISTRATION EXPENSES (continued)

Average Worker Number

	2004	2003
Turkey	**1,805**	1,820
Other Regions	**4,897**	4,318
Total	**6,702**	6,138

24. DEPRECIATION AND AMORTIZATION EXPENSES

	2004	2003
Property, plant and equipment		
Cost of production	**64,065,684**	60,918,268
Distribution, selling and general and administration expenses	**58,532,466**	48,656,368
Other operational income/expense	**45,179**	14,369
	122,643,329	109,589,005
Intangible assets		
Cost of production	**160,636**	89,665
Distribution, selling and general and administration expenses	**1,995,080**	1,003,527
	2,155,716	1,093,192
Goodwill		
General and administration expenses	**16,767,577**	**14,933,032**
	141,566,622	125,615,229

25. FINANCIAL INCOME/ (EXPENSE)

	2004	2003
Interest income	**20,573,347**	22,142,843
Interest expense	**(12,590,011)**	(15,772,754)
Other income	**(1,486,504)**	359,760
	6,496,832	6,729,849

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

26. OTHER OPERATING INCOME / (EXPENSE)

	2004	2003
Gain on sale of participation (Note 3), net	**57,004,307**	33,877,467
Provision made for impairment of assets	**(7,143,999)**	(254,243)
Depreciation on property, plant and equipment	**(45,179)**	(14,369)
Packaging material loss	**(3,779,292)**	(11,784,795)
Loss on sale of fixed assets, net	**(2,655,291)**	(3,261,154)
Donations	**(8,206,713)**	(5,929,033)
Valuation differences of available for sale marketable securities (Note13)	**3,310,522**	(39,927,553)
Debt waived by Coca-Cola Export Corporation	**292,578**	1,711,373
Provision for litigation and other risks	**-**	(1,435,678)
Provision no longer required	**-**	26,236,297
Personnel expenses	**(210,849)**	(218,246)
Other income	**2,620,403**	3,904,188
	41,186,487	2,904,254

27. INCOME TAXES

(a) General Information:

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

In Turkey, the corporation tax rate for the fiscal year ended December 31, 2004 is 33% (2003-30%). The corporate tax rate effective from December 1, 2005 was announced as 30%. Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month. The tax legislation provides for a temporary tax of 33% (2003-30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting. Starting from January 1, 2004, taxable income will be derived from the financial statements which are adjusted for inflation accounting. Accumulated earnings arising from the first application of inflation accounting on December 31, 2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductible for tax purposes. Moreover, accumulated tax loss carry forwards related with 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 6,000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19.8% (withholding tax) unless they are converted to new type at companies' will. All investment allowances can be carried forward indefinitely.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

27. INCOME TAXES (continued)

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. Tax Amnesty Law No. 4811 published on February 27, 2003 provided immunity for tax inspection and additional assessments to those taxpayers who utilized the option to increase their tax bases for the years 1998-2001 with the rates or amounts specified in the law. The Group utilized this option and has expensed YTL 3,914,519 that is completely paid.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The total provision for taxes reflected in the consolidated financial statements is different from the amounts computed by applying the above mentioned effective tax rates. The principal reasons for such differences are explained below:

	2004	2003
Current tax expense	**(76,450,207)**	(68,709,360)
Deferred tax income/(expense) relating to the origination and reversal of temporary differences	**4,648,369**	22,830,329
Total	**(71,801,838)**	(45,879,031)

The reconciliation of the total income tax to the theoretical amount that would arise using the tax rate of the home country of the Company is as follows:

	2004	2003
Consolidated Profit before tax	**307,459,222**	307,315,403
Tax calculated at the parent company tax rate of 33% in 2004 and 30% in 2003	**(101,461,543)**	(92,194,621)
Non deductible expenses	**(1,805,870)**	(10,951,721)
Income excluded from tax bases	**6,067,852**	15,218,254
Investment tax credit	**7,295,625**	3,985,833
The effect of changes in tax rates on deferred tax	**3,659,189**	(300,159)
Utilization of previously unused tax loses	**3,303,258**	6,347,113
Tax effect of loss making subsidiaries	**(4,509,979)**	(4,177,376)
Permanent differences between IFRS and statutory results	**4,846,635**	30,629,061
Impact of different tax rates in other countries	**10,802,995**	5,564,585
Tax charge	**(71,801,838)**	(45,879,031)

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

27. INCOME TAXES (continued)

b) Deferred income tax:

Components of deferred tax assets and liabilities are as follows:

	Assets		Liabilities		Net	
	2004	2003	**2004**	2003	**2004**	2003
Property, plant and equipment	**-**	-	**(48,199,798)**	(55,166,104)	**(48,199,798)**	(55,166,104)
Inventory	**-**	-	**(87,755)**	(994,531)	**(87,755)**	(994,531)
Investment in securities	**1,330,021**	1,838,494	**-**	-	**1,330,021**	1,838,494
Loss carryforward	**14,562,787**	9,232,197	**-**	-	**14,562,787**	9,232,197
Employee termination and other employee benefits	**4,722,510**	5,794,169	**-**	-	**4,722,510**	5,794,169
Other	**3,010,462**	3,199,662	**-**	-	**3,010,462**	3,199,662
	23,625,780	20,064,522	**(48,287,553)**	(56,160,635)	**(24,661,773)**	(36,096,113)
Impairment in the value of deferred tax asset	**(1,808,310)**	-	**-**	-	**(1,808,310)**	-
Total	**21,817,470**	20,064,522	**(48,287,553)**	(56,160,635)	**(26,470,083)**	(36,096,113)

Company's Management believes that deferred tax asset of YTL 1,808,310 will not be realized in the near future and therefore has not been reflected in the financial statements as of December, 31 2004.

Movement of deferred tax for the current year is as follows:

	Balance at January 1, 2004 as reported	Additions through Subsidiaries acquired	Credited / (charged) to income statement	Currency translation difference	Balance at December 31, 2004
Loss carryforward	9,232,197	-	2,556,666	(401,144)	11,387,719
Employee termination and other employee benefits	5,794,169	-	(1,071,659)	-	4,722,510
Inventory	(994,531)	6,711	840,471	59,594	(87,755)
Investment in securities	1,838,494	-	(288,585)	(219,888)	1,330,021
Property, plant and equipment	(55,166,104)	-	8,355,371	(22,307)	(46,883,040)
Other	3,199,662	277,814	(1,294,643)	827,629	3,010,462
Net deferred tax liability	**(36,096,113)**	**284,525**	**9,097,621**	**243,884**	**(26,470,083)**
Monetary loss			**(4,449,252)**		
Current year deferred tax expense			**4,648,369**		

28. FINANCIAL INSTRUMENTS

Financial risk management

Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank borrowings, finance leases, cash and short-term deposits and marketable securities. The main purpose of these financial instruments is to raise funds for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

28. FINANCIAL INSTRUMENTS (continued)

The main risks arising from the Group's financial instruments can be identified as credit risk, interest rate risk, foreign currency risk, market risk, liquidity risk, and cash flow risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows (Refer to Note 2):

1) Foreign exchange risk

The Group's operations are predominantly performed in countries where the economy experiences high and variable levels of inflation. The currency is also subject to continuous devaluation against the USD.

The following table summarizes the exchange rate of the local currencies to 1 USD:

		Exchange rate at December 31, 2004	Average Exchange rate in the period	Exchange rate at December 31, 2003
Ruble/USD	Russia	**27.75**	28.81	29.24
ROL/USD	Romania	**28,919**	32,637	34,096
UAH/USD	Ukraine	**5.305**	5.318	5,33
Manat/USD	Azerbaijan	**4,903**	4,913	4,923
KZT/USD	Kazakhstan	**130**	136,11	144,22
Som/USD	Kyrghyztan	**41.62**	42.67	44.19
	Serbia	**57.94**	58.37	54.64
	Moldovia	**12.46**	12.33	13.20
Euro/USD		**1.361**	1.242	1.258
TL/USD	Turkey	**1,342**	1,422	1,395

The following table summarizes the annual rate of inflation for each year in the 3 year period ended December 31, 2004:

	2004 (%)	2003 (%)	2002 (%)
Russia	**11**	12	15
Kazakhstan	**7**	7	7
Kyrghyztan	**3**	6	2
Azerbaijan	**5**	4	3
Turkey	**14**	14	31

2) Foreign currency, assets and liabilities

The Company and the subsidiaries do not hedge investments, receivables, accounts payables, lease obligations and borrowings denominated in a foreign currency. The Company and its subsidiaries do not hedge their estimated foreign currency exposure in respect of sales and purchases.

Net foreign currency exposure for the parent company (Anadolu Efes) and consolidated subsidiaries in Turkey (Ef-Pa) as of December 31, 2004 and December 31, 2003 are approximately YTL 14,131,401 and YTL 46,484,908 respectively.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

28. FINANCIAL INSTRUMENTS (continued)

3) Liquidity risk

Liquidity risk arises from the possibility that customers may not be able to settle obligations within the normal terms of trade. To manage this risk, the Company periodically assesses the financial viability of customers. Liquidity risk may also arise from the possibility that a market for derivatives may not exist in some circumstances.

4) Credit risk

The Company and its subsidiaries are generally raising funds by liquidating their short-term financial instruments such as collecting their receivables. The Group's proceedings from these instruments generally approximate their fair values.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and the current economic environment.

5) Price risk

The Company and its subsidiaries are exposed to exchange rate fluctuations due to the nature of their businesses. The companies' imports are in US Dollars and European currencies. These currencies strengthening against the subsidiaries' local currencies have an adverse effect on the Group's results. Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Company and its subsidiaries are exposed to interest rate fluctuations on domestic and international markets. The Company and its subsidiaries do not have any hedging transactions to limit currency and interest rate risks.

6) Interest rate risk

The Group mainly enters into fixed based contracts in its financial borrowings. As of December 31, 2004, 21% of the Group's long-term debt was at fixed rates.

The effective interest rate range which are calculated from different types of currencies, as at December 31, 2004 is as follows:

Fixed rate bank borrowings	1.0%-18.0%
Floating rate bank borrowings	Libor+0.5%-Libor+4.1%
Fixed leasing	6.0%-8.3%

Fair Value

The fair values of trade receivables and other current assets (net of provision) and trade and other payables are estimated to approximate carrying value due to their short-term nature.

Investments are carried at cost, since they do not have quoted market prices and other methods of reasonably estimating fair value are inappropriate or unworkable.

The fair values of short-term and long-term leasing obligations approximate their carrying values since they are denominated in foreign currencies and revalued at year-end exchange rates.

The fair value of bank borrowings are considered to state their respective carrying values, since the initial rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

29. LEASES

Lessee - Finance Lease

Property leased by the Company and its subsidiaries include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 2 to 25 years with options to renew at varying terms.

The following is an analysis of assets under finance leases:

	2004	2003
Buildings, machinery and equipment	**46,322**	3,509,069
Motor vehicles	**615,958**	1,795,282
Furniture and fixtures	**38,766,986**	38,767,338
Other	**-**	173,856
Total	**39,429,266**	44,245,545
Accumulated depreciation	**(36,708,771)**	(31,907,625)
Net book value	**2,720,495**	12,337,920

Lessee - Operating Lease

The Group has various operating lease agreements for lands in Romania and in Russia, where the subsidiaries operate on, and for machinery and equipment, which are detailed below:

In October 1995 and in May 1996, Interbrew Efes concluded an operating lease agreement with Ploiesti City Hall for the land beneath the factory's premises rented for a period of 49 years. Rent expense consists of the basic expense of YTL 53,684 for the year ended December 31, 2004. As of December 31, 20034 and 2003, prepayment for the lease agreement is as follows:

	2004	2003
Prepaid lease for less than one year	**111,394**	131,888
Prepaid lease for more than one year	**2,159,439**	2,280,242
	2,270,833	2,412,130

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as fixed assets, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

30. COMMITMENTS AND CONTENGENCIES

The Company, Ef-Pa and Tarbes

a) The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirement are fulfilled.

b) As of December 31, 2004 and 2003, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices are YTL 7,726,696 and YTL 8,653,055, respectively.

c) In relation to financing the new brewery constructed in Almaty by Efes Karaganda, the related subsidiary have obtained loans from the EBRD and EBI has committed to support the completion of the related project together with the Company. The referred commitment is not related to reimbursement of the related loan, but only on completion of the project. The upper limit for Efes Karaganda is USD 9.5 million. Currently, the technical investment concerning the construction of factory has been completed.

EBI and its Subsidiaries

Put options

A put option has been granted to Invesco Funds, which is related to Efes Ukraine's minority shareholder, by EBI, that may be exercisable between the 3rd and the 10th anniversary (2005 and 2012) of the re-structuring date of Efes Ukraine's share capital. By such put option, Invesco Funds will be entitled to sell its Efes Ukraine shares (such shares which will be owned by Invesco Funds at the time such option becomes exercisable) to EBI at an option price which will be determined by an independent investment bank. EBI has committed to buy the shares hold at the minority shareholders of Efes Ukraine, which constitute % 41,1 of company's capital, at a value of 1.7 Million Dollars , and the buying process has begun at the present time. As long as the sale process has finished, the put option that has been granted by EBI to Invesco Funds will be over by the transfer of shares to EBI.

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

A put option has been granted to Amsterdam Breweries International B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary (2005 and 2007) of the registration date of Efes Moscow as the owner of Amstar. By such put option, Amsterdam Breweries International B.V. will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

Tax and legal matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

30. COMMITMENTS AND CONTENGENCIES (continued)

Management believes that all applicable taxes have been paid or accrued and the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

Efes Sınai and Its Subsidiaries

Pledges

Related to the loan issued by Demirbank Kazakhstan to Almaty CC, there is a pledge agreement with Demirbank Kazakhstan on Almaty CC's inventories amounting to YTL 2,771,437. (2003 - YTL 2,664,746)

As of December 31, 2004 and 2003, certain items of property, plant and equipment of Azerbaijan CC with a total net book value of YTL 3,943,090 and YTL 5,463,046 respectively were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A.

Letter of Credit

Letter of credit, amounting to YTL 407,376, has been given for supply of necessary machinery for usage in Azerbaijan CC's preform production line. Also, there has been granted YTL 1,113,943 total letter of credit for taking pledges from suppliers of the company.

Letter of Guarantee

As of December 31, 2004, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 123,473 (2003 - YTL 146,190).

Commitments regarding capital expenditures

As of December 31, 2004, Almaty CC has EURO denominated commitments for the purchase of machinery and equipment totaling approximately YTL 12,575,477 (2003- YTL 1,150,450), Kazakh Tenge denominated commitments for the purchase of delivery trucks totaling approximately YTL 758,287 (2003 - YTL 330,516).

Prior Year Losses

As of December 31, 2004 and 2003, Bishkek CC had cumulative tax losses carry forwards of YTL 5,517,373 and YTL 10,508,180 respectively. The tax losses carried forward in Kyrgyzstan expire for tax purposes in five years from the date they are incurred.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

31. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions. The Group is controlled by Yazıcılar Holding A.Ş., Anadolu Endüstri Holding A.Ş. and Özilhan A.Ş. which owns 29.77% (2003 - 29.77%), 7.84% (2003 - 7.84%) and 17.3% (2003 - 17.3%) of ordinary shares, respectively. For the purpose of these consolidated financial statements, unconsolidated subsidiaries, associates, shareholders and joint venture companies are referred to as related parties. Related parties also include individuals that are principle owners, management and members of the Group's Board of Directors and their families.

a) Balances with Related Parties

Balances with related parties as of December 31, 2004 and 2003, which are separately classified in the consolidated balance sheet are as follows:

Due from related parties	**2004**	2003
Interbrew Efes (4)	**33,446**	3,052,278
AEH (5)	**35,907,886**	38,502,553
Turkmenistan CC (3)	**231,205**	234,200
Oyex GMBH. (1)	**-**	15,151
Mutena Maltery (2)	**119,883**	332,105
Anadolu Isuzu Otomotiv Sanayi Ticaret A.Ş. (Anadolu Isuzu) (1)	**-**	320,858
Çelik Motor (1)	**-**	23,005
Others	**529,077**	361,214
Total	**36,821,497**	42,841,364

Due to related parties	**2004**	2003
Mutena Maltery (2)	**4,279,202**	5,162,721
AEH (5)	**2,787,577**	2,747,395
Oyex GMBH (1)	**502,217**	805,632
Anadolu Isuzu (1)	**523,549**	142,371
Others	**1,960,298**	327,295
Total	**10,052,843**	9,185,414

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

31. RELATED PARTY TRANSACTIONS (continued)

b) Transactions with Related Parties

Significant transactions with related parties during the period ended December 31, 2004 and 2003 are as follows:

	2004	2003
a) Purchases of property, plant and equipment		
Çelik Motor (1)	-	69,917
Oyex GMBH (1)	194,605	4,768
Anadolu Isuzu (1)	1,518,104	340,197
	1,712,709	414,882
b) Purchases of goods and other charges:		
AEH (5)	8,212,877	13,306,612
A Leasing (1)	243,769	3,570,800
Alternatifbank (2)	121,626	209,401
AEH Münih (1)	3,861,405	3,910,810
Anadolu Bilişim	5,151,082	-
Efes Tur (1)	2,452,744	732,310
Oyex GMBH(1)	6,220,349	6,268,197
Çelik Motor Ticaret A.Ş. (1)	438,461	722,933
Mutena Maltery (2)	6,295,791	6,847,081
Efes Pilsen Spor Klubü (1)	10,476,425	18,920,974
Anadolu Vakfı (1)	8,389,319	5,929,033
Diğer	429,249	357,933
	52,293,097	60,776,084
c) Financial income/(expense), net:		
Alternatifbank (2)	11,650,477	7,063,432
AEH (5)	7,281,368	397,209
Interbrew Efes (4)	-	146,190
Oyex Handels GMBH (1)	(17,361)	(28,075)
Others	188,462	(48,705)
	19,102,946	7,530,047
d) Sales of goods and services included in other operating income:		
AEH (5)	-	196,106
Alternatifbank (2)	55,505	59,848
CC Shymkent (3)	-	675,333
Çelik Motor (1)	-	8,618
Mutena Maltery (2)	1,109,256	1,706,605
Others	868,192	499,687
	2,032,953	3,146,197

(1) Related party of Yazıcılar Holding A.Ş., a shareholder.
(2) Available for sale investment of the Group
(3) A related party of Efes Sınai
(4) A jointly controlled entity.
(5) The shareholder of the Group.

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

32. SUBSEQUENT EVENTS

In January 2005, Almaty CC has taken place in a commitment for buying coolers, amounting to YTL 1,054,891.

In January 2005, the company has purchased 99% of ATK Dış Ticaret LTD., which has YTL 10,000 share capital.

33. SUPPLEMANTARY SALES INFORMATION

As of December 31, 2004 and 2003 the amount of special consumption tax (ÖTV) accrued over sales of the Company are YTL 537,571,543 and YTL 302,614,108, respectively.

34. SEGMENTAL INFORMATION

Geographical Segments

Information per geographical segments as of December 31, 2004 and 2003 are as follows:

	December 31, 2004			
Revenues	**Domestic**	**Foreign**	**Elimination**	**Consolidated**
External Sales	701,002,356	660,022,817	-	1,361,025,173
Inter-segment Sales	6,154,831	-	(6,154,831)	-
Total Revenues	707,157,187	660,022,817	(6,154,831)	1,361,025,173
Gross profit				
Gross segment profit	442,432,988	301,419,633	-	743,852,621
Other operating income/(expense)	49,869,186	(8,678,109)	(4,590)	41,186,487
Operating Profit	**237,925,549**	**78,301,025**	**(4,590)**	**316,221,984**
Financial Income/(expense) (including foreign exchange gains and losses)	11,662,152	620,001	-	12,282,153
Income from associates	5,744,053	(448,262)	-	5,295,791
Income taxes	(49,877,162)	(21,924,676)	-	(71,801,838)
Profit from Ordinary Activities	**205,454,592**	**56,548,088**	**(4,590)**	**261,998,090**
Monetary gain/loss and translation gain/loss	(3,462,559)	1,009,700	-	(2,452,859)
Minority interest	-	(23,887,847)	-	(23,887,847)
Net Profit	**201,992,033**	**33,669,941**	**(4,590)**	**235,657,384**
Other Information				
Segment assets	1,182,891,986	966,780,140	(411,940,103)	1,737,732,023
Investment in associates	171,215,093	3,061,636	-	174,276,729
Consolidated Total Assets	**1,352,107,079**	**969,841,776**	**(411,940,103)**	**1,912,008,752**
Segment liabilities	221,009,197	269,002,402	(7,074,197)	482,937,402
Consolidated Total Liabilities	**221,009,197**	**269,002,402**	**(7,074,197)**	**482,937,402**
Capital expenditure	66,914,034	94,944,209	-	161,858,243
Depreciation	74,098,814	48,544,515	-	122,643,329
Amortization of goodwill	11,406,467	5,361,109	-	16,767,577
Amortization of intangibles excluding goodwill	676,708	1,479,008	-	2,155,716
Non-cash expenses other than depreciation	(993,397)	3,327,306	-	2,333,909

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

34. SEGMENTAL INFORMATION (continued)

Business Segments

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and goodwill
Beer	1,258,187,495	1,954,059,027	143,857,711
Soft drinks	112,688,584	125,622,374	18,000,532
Intersegment sales	-	-	-
Eliminations	(9,850,906)	(167,672,649)	-
Total	1,361,025,173	1,912,008,752	161,858,243

Geographical Segments

	December 31, 2003			
Revenues	Domestic	Foreign	Elimination	Consolidated
External Sales	666,652,049	518,298,983	-	1,184,951,032
Inter-segment Sales	4,738,927	-	(4,738,927)	-
Total Revenues	**671,390,976**	**518,298,983**	**(4,738,927)**	**1,184,951,032**
Gross profit				
Gross segment profit	405,089,939	239,586,692	-	644,676,631
Other operating income/(expense)	(43,330,035)	46,348,695	(114,406)	2,904,254
Operating Profit	**117,245,308**	**109,276,999**	**(111,770)**	**226,410,537**
Financial Income/(expense) (including foreign exchange gains and losses)	37,484,104	(6,021,567)	-	31,462,537
Income from associates	40,177,379	(336,872)	-	39,840,507
Income taxes	(29,366,096)	(16,512,935)	-	(45,879,031)
Profit from Ordinary Activities	**165,540,695**	**86,405,625**	**(111,770)**	**251,834,550**
Monetary gain and translation gain/loss	27,646,041	(9,026)	-	27,637,015
Minority interest	-	(18,035,193)	-	(18,035,193)
Net Profit	**193,186,736**	**68,361,406**	**(111,770)**	**261,436,372**
Other Information				
Segment assets	1,189,307,998	830,710,302	(399,155,032)	1,620,863,268
Investment in associates	177,941,460	4,155,283	-	182,096,743
Consolidated Total Assets	**1,367,249,458**	**834,865,585**	**(399,155,032)**	**1,802,960,011**
Segment liabilities	289,251,063	309,200,638	(8,468,256)	589,983,445
Consolidated Total Liabilities	**289,251,063**	**309,200,638**	**(8,468,256)**	**589,983,445**
Capital expenditure	51,071,955	168,694,725	-	219,766,680
Depreciation	68,406,330	41,182,675	-	109,589,005
Amortization of goodwill	11,406,467	3,526,565	-	14,933,032
Amortization of intangibles excluding goodwill	459,744	633,448	-	1,093,192
Non-cash expenses other than depreciation	94,178,459	6,955,855	-	101,134,314

(Currency- New Turkish Lira (YTL) in equivalent purchasing power at December 31, 2004; thousands of US Dollars (USD) - Note 2)

34. SEGMENTAL INFORMATION (continued)

Business Segment

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and goodwill
Beer	1,098,888,371	1,826,627,657	215,759,318
Soft drinks	96,157,696	128,919,532	4,007,363
Intersegment sales	-	-	-
Eliminations	(10,095,035)	(152,587,178)	-
Total	1,184,951,032	1,802,960,011	219,766,681



FOR GENERAL RELEASE TO THE PUBLIC
April 7th, 2005 **File: 082-04144**



ANADOLU EFES HAS RELEASED ITS FY2004 AUDITED CONSOLIDATED FINANCIAL RESULTS PREPARED IN ACCORDANCE WITH IFRS

- **Total beer sales volume at 1,438 million litres up by 23%**
- **Total soft drink sales volume (including CCİ) at 315 million unit cases up by 26%**


Total Beer Sales Volume
(million litres)
23%
1.438
1.173
2003
2004
Total Soft Drinks Sales Volume
(million unit cases)
26%
315
250
2003
2004


Consolidated Revenues
36%
1.014
746
2003
2004
million USD

- **Consolidated Revenues grew by 36% to 1,014 million USD**
  - Turkey Beer up by 25% to 527 million USD
  - International Beer up by 51% to 399 million USD
  - International Coca-Cola up by 54% to 90 million USD

- **Consolidated Cash Operating Profit (COP) grew by 38% to 311 million USD**
  - Turkey Beer up by 30% to 203 million USD
  - International Beer up by 54% to 98 million USD
  - International Coca-Cola up by 81% to 18 million USD
- **Consolidated Net Income grew by 7% to 176 million USD**


Consolidated COP
38%
311
225
2003
2004
million USD

- **Coca-Cola İçecek** (Turkish Coca-Cola Bottling Business IFRS results accounted for on equity basis)
  - Revenue grew by 38% to 769 million USD
  - COP grew by 21% to 105 million USD

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Efes Beverage Group 	• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries and affiliates that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 9 countries and has an annual brewing capacity of around 2.0 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of close to 420 million unit cases per year.
Consolidation Principles 	• The audited consolidated financial statements of Anadolu Efes for 2004 (in comparison with 2003) prepared in accordance with International Financial Reporting Standards ("IFRS") also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). Thus 2003 YTL figures are also restated as of 31.12.2004 in the audit report. On the other hand, in the attached financial results, 2003 figures are presented in USD without restatement for a better comparison. • The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai Yatırım Holding (Efes Invest - international Coca-Cola operations), Efes Breweries International (international beer operations). • The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. • Coca-Cola İçecek ("CCI"), in which Anadolu Efes holds 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29. A brief summary of the IFRS as well as USGAAP financial statements of CCI is also presented as an attachment of this announcement. • Alternatifbank, majority stakes owned by the parent Anadolu Group in which Anadolu Efes has 7.5% indirect share, is carried with its market value as an investment.
Consolidated Results (Anadolu Efes)  Share of Beer Sold In International Markets 48% 56% 2003 2004	• As of end of 2004 our total beer sales volume reached 1.4 billion liters growing by 23% vs. 2003. The share of international beer volumes, including Turkey originated exports, increased to 56% in 2004, exceeding the contribution by our Turkish beer operations. • Our total soft drinks volume including the Turkish Coca-Cola operations grew by 26% reaching 315 million unit cases in 2004.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Consolidated Results (Anadolu Efes) Cont'd  Revenue Breakdown Int. Beer 39% Turkey Beer 52% Int. Coke 9%	• Strong performance in all business segments led consolidated sales revenues to grow ahead of volumes by 36% reaching 1,014 million USD. • 48% of total Group revenues are generated in international operations. • Our operating cost reduction programs were fully effective in 2004, improving operating profit expansion in all segments with margin expansion. Our COP increased to 311 million USD and the consolidated COP margin to 31% in 2004 from 30% in 2003. • Consolidated net profit increased by 7% to 176 million USD in 2004 on top of a very strong base in 2003. • Consolidated net financial debt turned to a cash position of 48 million USD in 2004.
Turkey Beer Results  EFES Pilsen  Sales Volume Million litres 6% 642 678 2003 2004	• Our Turkey beer operations exceeded both the sales volume and the profitability of the previous year. With continuous focus on the market, domestic sales volumes increased by 5% to 640 million liters in 2004 over a base of 610 million liters in 2003, outstripping the market growth to reach an ever highest market share of 79%. • Including the export volumes, which grew 19% in 2004, total sales volume of our Turkey beer operations reached an all time high of 678 million liters up 6% vs. 2003. • Consumer marketing, effective price and mix management led to 25% increase in revenues to 527 million USD, up from 422 million USD in 2003. • Due to effective management of our cost base, costs and expenses expanded below the increase in revenues. Therefore COP grew by 30% to 203 million USD in 2004, with a world class COP margin rising to 39% from 37% in 2003. • Further reduction of debt resulted in a net cash position of 19 million USD in 2004 vs. 22 million USD of net financial debt in 2003 and led to a net monetary loss in 2004 vs monetary gain in 2003. • Our net income increased by 16% to 113 million USD from 97 million USD in 2003.
International Beer Results (Efes Breweries International)	• Our brewing operations in Commonwealth of Independent States ("CIS"), Eastern Europe and the Balkans are managed by Efes Breweries International N.V. ("EBI"), incorporated in the Netherlands and a 70% subsidiary of Anadolu Efes. • EBI currently operates 9 breweries and 2 malteries with a total annual capacity of 11 million hectoliters of beer and 50,000 tons of malt.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Beer Results (Efes Breweries International) Cont'd



Sales Volume
44%
Million litres
530
762
2003
2004



Sales Volume
Russian Fed. 67%
Serbia 5%
Romania 7%
Moldova 13%
Kazakh. 8%



Net Revenue
Russian Fed. 77%
Serbia 3%
Romania 4%
Moldova 9%
Kazakh. 7%



EBITDA
Other 5%
Moldova 10%
Kazakh 6%
Russian Fed. 79%
Other includes Serbia, Ukraine, HQ and consolidation adjustment & 50% of Romanian JV

• EBI completed a successful listing of GDRs on the London Stock Exchange in October 2004 and currently is a publicly traded company (IOB: EBID). The offering is effected by means of an offer of new shares by EBI and existing shares held by certain selling shareholders, except for Anadolu Efes. Therefore the shareholding of Anadolu Efes in EBI decreased from 85% to 70% following the listing.

• While maintaining the growth organically in a highly competitive landscape, EBI continued the integration of the new operations that were acquired.

• Sales volumes of further grew by 44% in 2004 reaching 762 million liters over a base of 530 million liters in 2003.

• With superior execution in a highly competitive market, EBI was the 4th largest brewer in Russia, the world's fifth largest beer market, growing its volumes by 54% in 2004 over the same period in 2003.

• **"Stary Melnik"**, our local premium brand, is the 4th largest beer brand in Russia by value and is the leading brand in Moscow *(AC Nielsen, YTD Dec 2004).*

• In Kazakhstan, EBI grew its sales volumes by 23% in 2004 and our "Karagandinskoe" brand maintained its market leader position with 18% share *(AC Nielsen, YTD Dec2004).*

• Our sales volume in Moldova grew by 20% in 2004. EBI is leading both the beer market and the CSD market in Moldova, with 75% and 48% market share, respectively *(MEMRB YTD Dec 2004).*

• In 2004 our brewing operation in Serbia-Montenegro delivered a robust 140% sales volume growth on a like for like basis vs. 2003. Following the acquisition of the Zajecar Brewery in September 2004, EBI is currently the third largest brewer with 10% market share *(Serbia& Montenegro Brewers Association, September 2004).*

• "Interbrew Efes Brewery", our 50%-50% joint venture with Inbev in Romania delivered similar level of sales volumes in 2004 vs. 2003.

• Net sales on a consolidated basis in 2004 and 2003 were approximately 399 million USD and 264 million USD, respectively, reflecting growth of approximately 51% and exceeding volume growth.

• Effective cost management led to expansion of operating profitability and EBI reported EBITDA of 98 million USD in 2004 reflecting a growth of 54% over 64 million USD in 2003 with EBITDA margin increasing to 25%.

• Net profit decreased by 33% to US$35.6 in 2004. Excluding the impact of one-off items in 2003 and 2004, in particular; (i) the capital gain of US$26.4 recorded as a result of acquisition of the Amstar Brewery in Russia in August 2003 partly through a share swap and (ii) the recognition of impairment loss of US$4.4 million for the investment in Ukraine in 2004 which is in the process of being sold, the increase in the adjusted net profit for the year was approximately 50%, in line with revenue growth.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

International Coca-Cola Results


EFES INVEST


Sales Volume
Million unit cases
43%
28
40
2003
2004


Sales Volume Breakdown
Kyrgyzstan
9%
Azerbaijan
32%
Kazakhstan
59%


Breakdown of Net Sales Revenue
Kyrgyzstan
Azerbaijan
11%
21%
Kazakhstan
68%


Breakdown of COP
Kyrgyzstan
11%
Azerbaijan
22%
Kazakhstan
67%

• Our International Coca-Cola operations are conducted by Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") which is a 52% subsidiary of Anadolu Efes. Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges (EFEZ). Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan (ACCB) and Kyrgyzstan (CCBB), in addition to Turkmenistan where the company is the largest shareholder, with an annual bottling capacity of 45 million unit cases.

• Effective marketing programs created consumer demand led growth. The total sales volume in our Kazakhstan, Azerbaijan and Kyrgyzstan franchises, which are fully consolidated in Efes Invest's operations, grew by 43% on an organic basis in 2004 to 40 million unit cases from 28 million unit cases in 2003. Our average market share in the CSD segment in these territories was 46%, up from 43% a year earlier.

• Effective operating performance and favorable macroeconomic conditions led to consolidated net sales revenue growth of 54% to 90 million USD over a base of 59 million USD in 2003.

• Significant focus on the management of cost of materials as well as improvements in production efficiency continued in 2004 enabling better gross and operating profitability vs. 2003. COP increased by 81% to reach 18 million USD in 2004 resulting in a corresponding margin of 20%.

• Net Income soared to 8 million USD in 2004 from only 0.5 million USD in 2003.

• Efes Invest commenced construction of a new production facility located 25 kilometers outside of Almaty, near the existing brewery of EBI. Commercial production in the new facility is expected to start in May 2005, which will increase the bottling capacity of Efes Invest in Kazakhstan to 39 million unit cases. Accordingly, total annual bottling capacity of Efes Invest franchises, including the Turkmenistan franchise, will increase to 67 million unit cases. Financing of the new facility will be through partial cash generation and debt.

• Accordingly, net financial debt increased to 16 million USD in 2004 from 10 million USD in 2003.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

CCI Results   Sales Volume Million unit cases 24% 222 275 2003 2004	• **Coca-Cola İçecek A.Ş. ("CCI")** is the largest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest local shareholder of CCI with 33% stake. • CCI's sales volume reached 275 million unit cases in 2004, growing by 24% on top of 222 million unit cases in 2003. • Net Sales revenue based on IFRS grew faster than volumes at 38% and reached 769 million USD in 2004. • CCI posted a COP of 105 million USD representing an increase of 21% vs. COP of 87 million USD in 2003. COP margin was 14%. • Net financial debt of CCI was halved to 20 million USD in 2004.
Management Discussion  EXCELLENT EXECUTION THROUGH FOCUSED GROWTH TARGETS EFES	• Following a successful 2003, 2004 was even a greater success. • The entire management of the EBG are proud to generate world class operating results despite a challenging operating environment. • The challenge of rising raw material costs will continue into 2005 and we will continue to raise the bar on executional excellence to drive balanced top-line growth. • We aim to deliver solid operating and financial results and continue our momentum in 2005.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
AUDITED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with IFRS
for the periods ended 31.12.2003 and 31.12.2004 (million USD)

	2003	2004
NET SALES	**745,7**	**1.014,1**
COST OF SALES	(340,0)	(459,9)
GROSS PROFIT	**405,7**	**554,2**
OPERATING EXPENSES	(263,2)	(318,6)
OPERATING PROFIT	**142,5**	**235,6**
Income/(expense) from associates	25,1	3,9
Financial income/(expense),net	4,2	4,8
Foreign Exchange Gain/(Loss), net	15,6	4,3
Monetary Gain/(Loss), net	17,4	(1,8)
PROFIT before tax and Minority Interest	**204,7**	**246,9**
INCOME TAX	(28,9)	(53,5)
NET PROFIT before Minority Interest	**175,9**	**193,4**
Minority Interest	(11,4)	(17,8)
NET PROFIT	**164,5**	**175,6**
CASH OPERATING PROFIT (COP)	**225,0**	**310,7**

Note 1: 2003 and 2004 figures represent the restated local currency figures as of 31.12 of respective year translated by USD borrowing rate prevailing at respective year end.

Note 2: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 3: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: COP comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 6: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 7: New operations acquired by Efes Breweries International in 2003; Vitanta Brewery (Moldova), Amstar Brewery (Russia), and Pancevo Brewery (Serbia) are consolidated for the periods January-December 2003, July-December 2003, September- December 2003 respectively.

Note 8: New operation acquired by Efes Breweries International in 2004; Zajecar Brewery (Serbia) is consolidated for the periods October-December 2004.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

ANADOLU EFES (Efes Beverage Group)
AUDITED CONSOLIDATED BALANCE SHEET as of 31.12.2003 and 31.12.2004 (million USD)
Prepared in accordance with IFRS

	2003	2004
CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	86,4	193,9
TRADE RECEIVABLES, net	74,7	105,1
DUE FROM RELATED PARTIES	27,0	27,4
INVENTORIES	93,1	119,1
OTHER CURRENT ASSETS	28,4	41,2
TOTAL CURRENT ASSETS	**309,6**	**486,6**
INVESTMENT IN ASSOCIATES	114,6	129,9
INVESTMENT IN SECURITIES	11,8	16,9
PROPERTY,PLANT,EQUIPMENT, net	503,6	583,1
INTANGIBLE ASSETS	4,8	5,3
GOODWILL	166,9	181,0
DEFERRED TAX ASSET	4,6	6,8
OTHER NON-CURRENT ASSETS	18,8	15,0
TOTAL NON-CURRENT ASSETS	**825,1**	**938,0**
TOTAL ASSETS	**1.134,6**	**1.424,6**

	2003	2004
SHORT-TERM LOANS	85,8	60,4
CURRENT PORTION OF LONG-TERM DEBT (Including lease obligations)	27,6	31,3
TRADE AND OTHER PAYABLES	93,8	121,7
DUE TO RELATED PARTIES	5,8	7,5
INCOME TAX PAYABLE	1,2	0,8
PROVISIONS	0,6	0,2
TOTAL CURRENT LIABILITIES	**214,8**	**222,0**
LONG-TERM DEBT – (net of current portion and including lease obligations)	78,9	54,0
EMPLOYEE TERMINATION BENEFITS	10,6	11,8
DEFERRED TAX LIABILITY	27,3	26,5
OTHER NON-CURRENT LIABILITIES	39,6	45,5
TOTAL NON-CURRENT LIABILITIES	**156,5**	**137,9**
MINORITY INTEREST	112,3	217,2
TOTAL EQUITY	**651,1**	**847,6**
TOTAL LIABILITIES & S.HOLDERS EQUITY	**1.134,6**	**1.424,6**

Note 1: 2003 and 2004 figures represent the restated local currency figures as of 31.12 of respective year translated by USD borrowing rate prevailing at respective year end.

Note 2: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 3: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: Turkmenistan frenchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr





TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 31.12.2003 and 31.12.2004 (m USD)
Prepared in accordance with IFRS

	2003	2004
Volume (m lt)	**642,5**	**678,2**
Net Sales	**422,3**	**526,8**
Gross Profit	**254,7**	**329,2**
Operating Profit	**74,8**	**144,3**
Financial Income/(Expense), net	8,6	10,8
Foreign Exchange Gain/(Loss),net	15,0	(2,1)
Monetary Gain/(Loss), net	17,4	(2,9)
Profit before tax and Minority Interest	**115,8**	**150,1**
Income Tax	(18,5)	(37,2)
Net Profit before Minority Interest	**97,3**	**112,9**
Minority Interest	-	-
Net Profit	**97,3**	**112,9**
COP	**156,8**	**203,4**

Note 1: 2003 and 2004 figures represent the restated local currency figures as of 31.12 of respective year translated by USD borrowing rate prevailing at respective year end.

Note 2: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 3: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.12.2003 and 31.12.2004 (m USD)
Prepared in accordance with IFRS

	2003	2004
Cash, cash equivalents and marketable securities	47,5	50,6
Trade receivables, net	53,0	72,7
Inventories	46,9	56,6
Total current assets	**185,7**	**231,1**
Investments in associates	456,6	549,9
Property, plant and equipment, net	187,1	210,4
Investment in securities	9,6	15,3
Total non-current assets	**671,5**	**787,4**
Trade and other payables	61,6	64,9
Short-term borrowings (including current portion of long-term debt and lease obligations)	59,3	30,9
Total current liabilities	**123,2**	**98,8**
Long-term debt - (net of current portion and including lease obligations)	10,4	0,3
Total non-current liabilities	**58,8**	**65,8**
Minority Interests	-	-
Shareholder's Equity	**675,2**	**853,8**
Total Assets	**857,2**	**1.018,5**

Note 1: 2003 and 2004 figures represent the restated local currency figures as of 31.12 of respective year translated by USD borrowing rate prevailing at respective year end.

Note 2: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT

for the periods ended 31.12.2003 and 31.12.2004 (m USD)
Prepared in accordance with IFRS

	2003	2004
Volume (m lt)	**530,4**	**761,6**
Net Sales	**264,1**	**398,5**
Gross Profit	**127,8**	**191,5**
Operating Profit	**35,9**	**58,4**
Financial Income/(Expense), net	(6,1)	(6,0)
Foreign Exchange Gain/(Loss), net	4,9	7,9
Other Income/(Expense), net	29,3	(4,1)
Monetary Gain/(Loss) - net	-	-
Profit before tax and Minority Interest	**63,9**	**56,1**
Income Tax	(8,2)	(13,6)
Net Profit before Minority Interest	**55,8**	**42,5**
Minority Interest	(2,7)	(6,9)
Net Profit	**53,1**	**35,6**
EBITDA	**63,8**	**98,3**

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on sale of subsidiaries and investment in securities, plus provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Figures for Efes Breweries International are obtained from audited financial results prepared in accordance with IFRS.

Note 4: New operations acquired by Efes Breweries International in 2003; Vitanta Brewery (Moldova), Amstar Brewery (Russia), and Pancevo Brewery (Serbia) are consolidated for the periods January-December 2003, July-December 2003, September- December 2003 respectively.

Note 5: New operation acquired by Efes Breweries International in 2004; Zajecar Brewery (Serbia) is consolidated for the periods October-December 2004.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS

as of 31.12.2003 and 31.12.2004 (m USD)
Prepared in accordance with IFRS

	2003	2004
Cash, cash equivalents and marketable securities	32,7	134,7
Trade receivables, net	17,7	28,4
Inventories	37,8	48,0
Total current assets	**108,1**	**234,0**
Intangible assets	65,3	69,2
Property, plant and equipment, net	267,6	315,9
Other non-current assets	2,4	3,8
Total non-current assets	**340,5**	**396,4**
Trade and other payables	30,9	44,5
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	45,7	49,4
Total current liabilities	**90,9**	**108,0**
Long-term debt - (net of current portion and including lease obligations)	71,5	53,5
Total non-current liabilities	**84,9**	**68,0**
Minority Interests	53,8	73,1
Shareholder's Equity	**219,1**	**381,4**
Total Assets	**448,6**	**630,4**

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International are obtained from audited financial results prepared in accordance with IFRS.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT
for the periods ended 31.12.2003 and 31.12.2004 (m USD)
Prepared in accordance with IFRS

	2003	2004
Volume (m U/C)	**28,0**	**40,0**
Net Sales	**58,6**	**90,3**
Gross Profit	**18,4**	**30,5**
Operating Profit/(Loss)	**4,6**	**13,0**
Financial Income/(Expense), net	0,1	(0,1)
Foreign Exchange Gain/(Loss), net	(1,6)	(0,6)
Gain/(Loss) from investment in associates	(0,2)	(0,3)
Profit before Tax and Minority Interest	**2,8**	**12,0**
Income Tax	(1,9)	(2,5)
Net Profit before Minority Interest	**1,0**	**9,6**
Minority Interest	(0,5)	(1,1)
Net Profit	**0,5**	**8,4**
COP	**10,1**	**18,3**

Note 1: Sales volumes include carbonated and non-carbonated non-alcoholic beverages as well as other distributed products.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 4: Figures for Efes Invest are obtained from audited financial results prepared in accordance with IFRS.

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 31.12.2003 and 31.12.2004 (m USD)
Prepared in accordance with IFRS

	2003	2004
Cash, cash equivalents and marketable securities	4,4	3,7
Trade receivables, net	2,6	3,4
Inventories	8,6	14,6
Total current assets	**22,2**	**26,7**
Property, plant and equipment, net	48,3	56,2
Goodwill, net	1,5	1,4
Investment in associates	2,6	2,3
Total non-current assets	**58,6**	**66,9**
Trade and other payables	6,7	9,7
Short-term borrowings *(including current portion of long-term*	9,2	17,0
Total current liabilities	**24,1**	**30,5**
Long-term debt, net of current portion	5,0	2,7
Total non-current liabilities	**9,3**	**6,5**
Minority Interests	5,2	6,1
Shareholder's Equity	**42,1**	**50,6**
Total Assets	**80,8**	**93,6**

Note 1: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 2: Figures for Efes Invest are obtained from audited financial results prepared in accordance with IFRS.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)

(million USD unless stated otherwise)	IFRS		USGAAP	
	2003	2004	2003	2004
Sales Volumes *(million unit cases)*	222,1	275,4	222,1	275,4
Net Sales	556,1	769,3	550,4	736,5
Cash Operating Profit	86,8	104,9	89,9	111,9
Operating Profit	31,4	46,5	47,7	79,8
Profit before Tax	61,0	47,0	48,5	66,9
Net Profit	69,2	12,8	32,9	48,0

	IFRS		USGAAP	
	31.12.2003	31.12.2004	31.12.2003	31.12.2004
Shareholder's Equity	336,0	382,8	289,5	311,0
Total Assets	505,0	522,4	455,2	436,4
Net Financial Debt	39,9	20,4	40,2	20,0

Note 1: Cash Operating Profit ("COP") comprises of operating profit (excluding other operating income), depreciation and other relevant non-cash items up to operating profit.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr